FOR IMMEDIATE RELEASE

Transition Therapeutics Announces US$5 Million Private Placement

TORONTO, ON, November 21st, 2011 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) today announced that it has entered into agreements to issue 3,703,703 common shares at a price of US$1.35 per share for gross proceeds of approximately US$5 million, by way of a non-brokered private placement (the “Offering”).  Closing of the private placement is expected to occur on or about November 22, 2011.  The Toronto Stock Exchange has conditionally approved the completion of the Offering.

The proceeds from the offering are expected to be used to build value for Transition's partnered Alzheimer’s compound ELND005, its diabetes program TT-401/402, and general corporate purposes.

These securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com